Exhibit 99.4
Consent of Director Nominee
The Fortegra Group, LLC (to be converted as described in the Registration Statement into The Fortegra Group, Inc., a Delaware Corporation) is filing a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of the Class A common stock of The Fortegra Group, Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named in the Registration Statement as a person about to become a director of The Fortegra Group, Inc. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.
Dated: March 10, 2021

/s/ William Michaelcheck
Name: William Michaelcheck